

02003079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 3/5/2002

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECD S.E.C.
FEB 2 8 2002

SEC FILE NUMBER
8- 33429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

InterSecurities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway
(No. and Street)

St. Petersburg, Florida 33716
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William G. Cummings (727) 299-1800 x2734
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 9 2002
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-26-02

0110-0237931

Oath or Affirmation

I, **William G. Cummings**, affirm that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of **InterSecurities, Inc.** as of December 31, 2001 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Vice President, Controller and Treasurer

COUNTY OF PINELLAS:
STATE OF FLORIDA:

Sworn to and subscribed before me this 21st day of February 2002, by **William G. Cummings**, who is personally known to me.



Shirley M. Franklin
Notary Public


SHIRLEY M. FRANKLIN
NOTARY PUBLIC
No. CC 929063

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Income
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report (*Under Separate Cover*)
(X) (n) Independent Auditors' Supplementary Report on Internal Control Structure

InterSecurities, Inc.

Consolidated Financial Statements
and Supplemental Information

Year Ended December 31, 2001

Contents

Ernst & Young

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
InterSecurities, Inc.

We have audited the accompanying consolidated statement of financial condition of InterSecurities, Inc. as of December 31, 2001, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterSecurities, Inc. at December 31, 2001, and the consolidated result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the consolidated financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Ernst & Young LLP

February 7, 2002

InterSecurities, Inc.

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$10,689,486
Investments in securities, at market value:	
IDEX Series Fund (cost: $19,395,780)	17,366,641
Receivables:	
Commissions	2,230,265
Mutual funds	235,063
Others	3,819,869
Due from affiliates	20,104,447
Deferred income tax receivable	4,448,842
Prepaid expenses and other assets	2,435,146
Total assets	$61,329,759
Liabilities and stockholder's equity	
Liabilities:	
Accrued commissions	$ 4,084,334
Accounts payable and other accrued expenses:	
Mutual funds	503,041
Accrued expenses	3,090,493
Other	9,224
Payable under tax allocation agreement	25,474,868
Deferred compensation	8,114,346
Total liabilities	41,276,306
Contingencies	
Stockholder's equity:	
Common stock, par value $1.00 a share – authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	3,243,024
Retained earnings	16,809,429
Total stockholder's equity	20,053,453
Total liabilities and stockholder's equity	$61,329,759

See accompanying notes.

InterSecurities, Inc.

Consolidated Statement of Income

Year Ended December 31, 2001

Revenues:	
Sales commissions	$121,386,845
Sale of rights to future 12b-1 fees and contingent deferred sales charges	6,717,629
Investment advisory and management fees	4,403,472
Distribution fees	2,121,037
Net investment losses	(3,152,655)
Other income	1,902,439
Total revenues	133,378,767
Expenses:	
Commissions	118,835,577
Employee compensation and related benefit expenses	8,122,667
Other operating expenses	6,105,438
Total expenses	133,063,682
Income before income taxes	315,085
Income tax expense (benefit):	
Current	4,566,038
Deferred	(3,628,532)
	937,506
Net loss	$ (622,421)

See accompanying notes.

InterSecurities, Inc.

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2001	$1,000	$41,022,508	$17,431,850	$58,455,358
Net loss	–	–	(622,421)	(622,421)
Dividend paid to parent	–	(37,779,484)	–	(37,779,484)
Balance at December 31, 2001	$1,000	$ 3,243,024	$16,809,429	$20,053,453

See accompanying notes.

InterSecurities, Inc.

Consolidated Statement of Cash Flows

Year Ended December 31, 2001

Operating activities	
Net loss for year	$ (622,421)
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in unrealized appreciation/depreciation on investments	3,168,569
Deferred income tax benefit	(3,628,532)
Changes in operating assets and liabilities:	
Receivables and recoverable/payable under tax allocation agreement	20,921,012
Due from affiliates	9,412,454
Prepaid expenses and other assets	100,254
Accrued commissions	(3,434,467)
Accounts payable and other accrued expenses	(13,606,219)
Net cash provided by operating activities	12,310,650
Investing activities	
Sales of investments	6,015,598
Cost of investments purchased	(7,445,674)
Net cash used in investing activities	(1,430,076)
Financing activities	
Dividend to parent	(37,779,484)
Net cash used in financing activities	(37,779,484)
Decrease in cash and cash equivalents	(26,898,910)
Cash and cash equivalents at beginning of year	37,588,396
Cash and cash equivalents at end of year	$10,689,486

See accompanying notes.

InterSecurities, Inc.

Notes to Consolidated Financial Statements

December 31, 2001

1. Accounting Policies

InterSecurities, Inc. (the Company) is a wholly owned subsidiary of AUSA Holding Company (AUSA), which in turn, is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Company acts as an investment advisor, principal underwriter, and transfer and dividend disbursing agent for the IDEX Group of Mutual Funds (the IDEX Funds) sponsored by affiliates. In addition, the Company sells life insurance and deferred annuities offered by Western Reserve Life Assurance Company of Ohio (WRL), an affiliated company, through its licensed registered representatives. The Company ceased acting as an investment advisor, principal underwriter, and transfer and dividend disbursing agent for the IDEX Funds in March of 2001.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Associated Mariner Financial Group, Inc. (AMFG).

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

1. Accounting Policies (continued)

Investments in Securities

Investments are carried at quoted market value. The resulting difference between cost and market is included in net income. The specific identification method is used in determining realized gains and losses and unrealized appreciation or depreciation of investments.

Deferred Income Taxes

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Deferred Sales Costs

Certain costs that are directly related to the sales of mutual funds with 12b-1 fees are deferred and amortized over the period during which related revenues are recognized (see Note 6).

Recognition of Income

Sales commissions earned along with the related commission expenses on the distribution of mutual fund shares without 12b-1 fees are recorded on the trade date (the date the orders are executed). Sales commissions on mutual fund shares with 12b-1 fees are recognized as such fees are earned (see Note 6).

Fair Values of Financial Instruments

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments, management does not believe the fair values of such assets and liabilities differ materially from their carrying values included herein.

2. Summarized Financial Information of Parent Company Only

The Company reports information pursuant to Section 17 of the Securities Exchange Act of 1934 and prepares its net capital computation in accordance with Rule 15c3-1 of the Securities and Exchange Commission (see Note 5) on an unconsolidated basis. Summarized financial data for the Company (parent only) for December 31, 2001 is as follows:

Allowable assets	$ 33,451,353
Investments in wholly-owned subsidiary*	342,233
Receivables from non-customers	1,174,893
Other non-allowable assets	9,206,834
Total assets	$ 44,175,313
Liabilities	$ 23,855,196
Other non-aggregate indebtedness liabilities	266,664
Stockholder's equity	20,053,453
Total liabilities and stockholder's equity	$ 44,175,313
Revenues	$133,378,767
Expenses	(134,164,814)
Equity in income of subsidiary*	163,626
Net loss	$ (622,421)

*Eliminated in consolidation.

3. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. The Company received $6,053,648 from affiliates under the tax-sharing agreement during 2001. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

3. Income Taxes (continued)

The provision for income taxes consists of the following for the year ended December 31, 2001:

Federal	$ (65,450)
State	1,002,956
	$ 937,506

Deferred income taxes arise primarily from differing methods used to account for the unrealized appreciation/depreciation on investments, accrued vacation, and other accrued expenses not deductible until future periods for tax purposes. Net deferred income taxes are comprised entirely of gross deferred income tax assets at December 31, 2001.

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to an over accrual of taxes in the prior year and non-deductible expenses.

4. Transactions With Affiliates

The Company is a member of a group of affiliated companies which are engaged in the sale of life insurance, annuities and other investment related activities. A substantial portion of the commission expenses of the Company are to registered representatives who are also agents for WRL, an affiliated company. A substantial portion of the Company's operating expenses are paid to WRL and represent both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates of WRL, of which the Company's portion of these shared expenses was approximately $3,500,000 for the year ended December 31, 2001. Sales commission revenues include approximately $8,000,000 earned during the year ended December 31, 2001, from the sales of the IDEX Group of Mutual Funds (the IDEX Funds). Sales commission revenues and commission expenses include approximately $44,100,000 of WRL commissions on variable products paid directly by WRL to the Company's registered representatives for the year ended December 31, 2001. Substantially all investment advisory, management and distribution fee revenue is derived from the Company's administration and marketing of the IDEX Funds.

5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its "aggregate indebtedness" exceeds 15 times its "net capital", or (b) its "net capital" is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $8,078,921, which was $6,488,575 in excess of its required net capital of $1,590,346. The Company's ratio of aggregate indebtedness to net capital was 2.95 to 1. Various other regulatory agencies may impose additional requirements.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a bank account entitled "Special Account for the Exclusive Benefit of Customers". This account had a balance of $441,375 at December 31, 2001. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with customers through the Special Bank Account. Therefore, it is exempt from the reserve requirements at December 31, 2001, and for the year then ended under the provisions of Rule 15c3-3(k)(2)(i).

6. Sale of Future Rights to 12b-1 Fees and Contingent Deferred Sales Charges

The Company had an agreement with Money Services, Inc. (MSI), a related party and a wholly-owned subsidiary of AUSA, to sell the future rights to 12b-1 distribution fees and the contingent deferred sales to MSI. The sales price was based on the amount of the deferred sales costs and, accordingly, there was no gain or loss on the transaction. The proceeds from such sales and the related commission expense related to the immediate amortization of the deferred sales costs asset was $6,717,629 during 2001. During the term of the agreement, MSI shall at no time sell or pledge the 12b-1 fees to the Company. The management of AEGON N.V.'s U.S. operations has expressed its intent to uphold the terms of this agreement and, accordingly, not permit MSI or any other affiliate to have any recourse against the Company related to such sale. This agreement was terminated in March of 2001 as the Company ceased acting as the principal underwriter for the IDEX Funds at that time.

7. Contingencies

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, it is management's opinion, after consultation with legal counsel and a review of available facts, that net damages, if any, arising from such demands will not be material to the Company's financial position.

Supplementary Information

InterSecurities, Inc.

Computation of Net Capital – Part IIA

December 31, 2001

Computation of Net Capital

1. Total ownership equity from Note 2			$20,053,453
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			20,053,453
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			–
5. Total capital and allowable subordinated liabilities			20,053,453
6. Deductions and/or charges:			
A. Total nonallowable assets from Note 2:			
1. Investments in wholly-owned subsidiaries	$ –		
2. Receivables from non-customers	–		
3. Other assets	–	$10,723,960	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	10,723,960
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			9,329,493
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
A. Contractual securities commitments		–	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		1,250,572	
D. Undue Concentration		–	
E. Other		–	1,250,572
10. Net Capital			$ 8,078,921

InterSecurities, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 1,590,346
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
13. Net capital requirement (greater of line 11 or 12)		1,590,346
14. Excess net capital (line 10 less 13)		6,488,575
15. Excess net capital at 1000% (line 10 less 10% of line 19)		5,693,401

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Note 2		$23,855,196
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
18. Less: Adjustment based on deposits in Special Reserve Bank Account (15c3-1(c)(1)(vii)		–
19. Total aggregate indebtedness		23,855,196
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		295%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		–

InterSecurities, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2001

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	X
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.	X
D. (k)(3) – Exempted by order of the Commission	______

InterSecurities, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

Differences exist between the computation of Net Capital-Part IIA which is included in this audited report and the computation in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing as of December 31, 2001. Ownership equity increased by $779,815, nonallowable assets increased by $2,536,150 and aggregate indebtedness increased by $1,756,335. As a result, net capital decreased by $1,756,335, minimum net capital required increased by $117,089 and the percentage of aggregate indebtedness to net capital increased from 225% to 295%.

InterSecurities, Inc.

Statement Regarding Methods of Consolidation

December 31, 2001

This audited report includes the consolidated financial statements of the Company and its wholly owned subsidiary as of and for the year ended December 31, 2001. For reconciliation purposes, Note 2 to the consolidated financial statements presents summarized financial information of the parent company only.

Ernst & Young

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
InterSecurities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of InterSecurities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 7, 2002